OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, NY 11747
T 631.962.2000 F 631.962.2023
www.osip.com

Jon Brooks
Associate General Counsel —
Corporate & Securities

October 29, 2009
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street NE
Washington, DC 20549
Attn:   Jeffrey P. Riedler, Assistant Director

Re:	OSI Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2008 DEF 14A filed April 29, 2009 File No. 000-15190
Dear Mr. Riedler:
          We are writing in response to your letter dated October 8, 2009 regarding our August 18, 2009 response (our “August 2009 Response”) to your July 20, 2009 comment letter relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 27, 2009 (our “2008 Form 10-K”), and Definitive Proxy Statement, filed on April 29, 2009 (our “2009 Proxy Statement”). We have filed this correspondence today with the Securities and Exchange Commission (the “Commission”) via EDGAR. References in this letter to “OSI,” “we,” “us,” and “our” refers to OSI Pharmaceuticals, Inc. and subsidiaries.
          The staff’s comments, indicated in bold, and our responses corresponding to the paragraph numbering used in your letter, are set forth below. Where applicable, we have provided in our response, as requested, the proposed disclosure we will add to our future filings with the Commission and identified the annual or quarterly filing where the disclosure will first appear. To the extent that a future change in facts or circumstances requires a change to these disclosures, we will update these disclosures accordingly in the applicable filing with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2008
Manufacturing and Supply, page 7
1.	We note your response to our prior comment 2. Please note that we will not be in a position to clear our review of this filing until the agreements have been filed as exhibits to your Form 10-Q for the quarterly period ending September 30, 2009.
As noted in our August 2009 Response, in response to the staff’s comment, we will file our long term supply agreements with Dipharma S.p.A. and Sumitomo Chemical Co., Ltd. (the “Supply Agreements”) as exhibits to the Form 10-Q for the quarterly period ending September 30, 2009 (our “September 30, 2009 Quarterly Report”), which we expect to file on or about November 6, 2009. At this time, we are preparing confidential treatment requests to submit to the Commission pursuant to 17 C.F.R 200.81 for certain portions of both Supply Agreements, which submissions will occur prior to our filing of the September 30, 2009 Quarterly Report.
Our Clinical Development Programs, page 8
2.	We note your response to our prior comment 3 and point out that you have not included information regarding the term of the referenced Eli Lilly and Company agreement; only the termination provisions have been addressed in your response. Please provide proposed disclosure which includes information regarding the term of the referenced agreement.
In response to the staff’s comment, we propose to include the following underlined disclosures in our 2009 Form 10-K with respect to the term and termination provisions of the agreement. We have provided below the relevant disclosure from our 2008 Form 10-K to provide context for our proposed additional disclosures.
PSN010. In January 2007, we outlicensed our glucokinase activator, or GKA, program, including the small molecule Phase I clinical candidate PSN010, to Eli Lilly and Company. GKAs have a dual effect in the pancreas and the liver resulting in increased hepatic glucose uptake in the liver and stimulated insulin secretion by the pancreas. Under the terms of our license with Eli Lilly, Eli Lilly is responsible for all aspects of clinical development, manufacturing and commercialization of PSN010 or any back-up compound included within the licensed GKA program. In return for such rights, we received an upfront payment of $25.0 million and will potentially receive milestones and other payments of up to $360.0 million and royalty percentage on net sales arising from the licensed GKA program. The license agreement will remain in effect so long as Eli Lilly is required to pay royalties to us under the agreement. Eli Lilly is required to pay royalties on a country-by-country basis until, among other things, the expiration of the last to expire patent covering PSN010 or any back-up compound included in the licensed program in such country. The license agreement with Eli Lilly is subject to early termination in the event of certain customary defaults, such as material breach of the agreement and bankruptcy. In the event of a termination of the agreement, licenses granted to Eli Lilly shall revert back to us.
DEF 14A filed April 29, 2009
Compensation Discussion and Analysis
Equity Awards, page 23
3.	We note your response to our prior comment 11 and your discussion of how the individual equity award percentages were determined for each named executive officer. Please provide an explanation as to why Robert Simon’s performance was judged to be so exceptional to warrant a 50% increase over the target and why Colin Goddard was awarded a divergent award of only an 8% increase from his target on stock options and a 25% increase over target on restricted stock units. Also please confirm that you will provide similar disclosure in your 2010 proxy statement, as will be applicable to next year’s compensation discussion and analysis.
In our August 2009 Response, we noted that the Compensation Committee of our Board of Directors (the “Compensation Committee”) generally seeks to provide equity grants to our named executive officers (the “NEOs”) that are within a plus or minus 20% range of the target amounts established for the NEOs, unless the Compensation Committee determines that a grant outside that range is warranted.
With respect to Robert Simon, the Compensation Committee determined that his performance was exceptional for the 2008 calendar year based in large part on the recommendation of Dr. Colin Goddard, Mr. Simon’s direct supervisor. Dr. Goddard recommended that Mr. Simon receive a rating of exceptional for 2008 due to Mr. Simon’s achievement of all of his performance goals for the year and in particular, due to his exceptional performance in managing OSI’s clinical operations in Boulder, Colorado and overseeing OSI’s cultural initiatives at that site. As a result, the Compensation Committee, in consultation with its independent compensation consultant Radford, determined that it was appropriate to recognize Mr. Simon’s exceptional performance in 2008 by awarding him with a number of stock options and restricted stock units that represented approximately a 50% increase from his target levels.
As we noted in our August 2009 Response, the Compensation Committee decided to double the target level of stock option grants for all of our NEOs based on a determination by Radford that their level of potential stock ownership was significantly below that of their peers. The impact of doubling the target level of option grants was greater for Dr. Goddard, given his larger baseline level of option grants. Thus, the Compensation Committee determined that if it awarded Dr. Goddard the same 20% increase over his adjusted target level option grants as provided to the other NEOs (other than Mr. Simon), it would result in Dr. Goddard receiving a level of total compensation above his target level. As a result, the Compensation Committee set Dr. Goddard’s stock option awards at 8% above his target level for option grants. In lieu of increased cash compensation as described in the 2009 Proxy Statement and the desire of the Compensation Committee to increase Dr. Goddard’s level of potential stock ownership, the Compensation Committee determined that it was appropriate to provide Dr. Goddard with an award of restricted stock units that was slightly in excess of his 20% target range, and granted him a number of restricted stock units equal to approximately 25% above of his target level amount.
Per the staff’s request, we will provide similar disclosure in our Proxy Statement for our 2010 Annual Meeting of Shareholder regarding the equity grants to Mr. Simon and Dr. Goddard, to the extent applicable.
* * * *

          We believe that the responses above fully address the comments contained in the Commission’s letter of October 8, 2009. In addition, as requested, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure of our filings with the Commission

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions concerning the foregoing, please do not hesitate to contact me at (631) 962-2048.
Very truly yours,
/s/ Jon Brooks
Jon Brooks
Associate General Counsel —
Corporate and Securities

cc:	Suzanne Hayes, Securities and Exchange Commission
Laura Crotty, Securities and Exchange Commission
Colin Goddard, OSI Pharmaceuticals, Inc.
Pierre Legault, OSI Pharmaceuticals, Inc.
Barbara A. Wood, OSI Pharmaceuticals, Inc.
Katayun I. Jaffari, Saul Ewing LLP